FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2002

Royal Dutch Petroleum Company

Translation of registrant’s name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on August 1, 2002 it purchased 1,700,000 ordinary shares at a price of 45.02 euros per share.

The “Shell” Transport and Trading Company, p.l.c. announces that on August 1, 2002 it purchased for cancellation 7,360,300 ordinary shares at a price of 418.68 pence per share.

Since the launch of the Companies’ share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 52,346,352 ordinary shares leaving ordinary shares outstanding in the market of 2,091,950,000. The “Shell” Transport and Trading Company, p.l.c. has repurchased a total of 238,870,026 ordinary shares, leaving ordinary shares outstanding in the market of 9,704,639,700. No New York Shares of The “Shell” Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, August 2, 2002

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on August 2, 2002 it purchased 1,400,000 ordinary shares at a price of 43.48 euros per share.

The “Shell” Transport and Trading Company, p.l.c. announces that on August 2, 2002 it purchased for cancellation 4,924,000 ordinary shares at a price of 411.50 pence per share.

Since the launch of the Companies’ share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 53,746,352 ordinary shares leaving ordinary shares outstanding in the market of 2,090,550,000. The “Shell” Transport and Trading Company, p.l.c. has repurchased a total of 243,794,026 ordinary shares, leaving ordinary shares outstanding in the market of 9,699,715,700. No New York Shares of The “Shell” Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, August 5, 2002

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on August 5, 2002 it purchased 775,000 ordinary shares at a price of 42.94 euros per share.

The “Shell” Transport and Trading Company, p.l.c. announces that on August 5, 2002 it purchased for cancellation 2,200,000 ordinary shares at a price of 406.00 pence per share.

Since the launch of the Companies’ share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 54,521,352 ordinary shares leaving ordinary shares outstanding in the market of 2,089,775,000. The “Shell” Transport and Trading Company, p.l.c. has repurchased a total of 245,994,026 ordinary shares, leaving ordinary shares outstanding in the market of 9,697,515,700. No New York Shares of The “Shell” Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, August 6, 2002

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on August 6, 2002 it purchased 1,350,000 ordinary shares at a price of 43.77 euros per share.

The “Shell” Transport and Trading Company, p.l.c. announces that on August 6, 2002 it purchased for cancellation 6,000,581 ordinary shares at a price of 412.23 pence per share.

Since the launch of the Companies’ share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 55,871,352 ordinary shares leaving ordinary shares outstanding in the market of 2,088,425,000. The “Shell” Transport and Trading Company, p.l.c. has repurchased a total of 251,994,607 ordinary shares, leaving ordinary shares outstanding in the market of 9,691,515,119. No New York Shares of The “Shell” Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, August 7, 2002

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on August 7, 2002 it purchased 1,290,000 ordinary shares at a price of 45.49 euros per share.

The “Shell” Transport and Trading Company, p.l.c. announces that on August 7, 2002 it purchased for cancellation 5,785,800 ordinary shares at a price of 429.68 pence per share.

Since the launch of the Companies’ share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 57,161,352 ordinary shares leaving ordinary shares outstanding in the market of 2,087,135,000. The “Shell” Transport and Trading Company, p.l.c. has repurchased a total of 257,780,407 ordinary shares, leaving ordinary shares outstanding in the market of 9,685,729,319. No New York Shares of The “Shell” Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, August 8, 2002

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on August 8, 2002 it purchased 620,000 ordinary shares at a price of 46.02 euros per share.

The “Shell” Transport and Trading Company, p.l.c. announces that on August 8, 2002 it purchased for cancellation 2,196,619 ordinary shares at a price of 431.66 pence per share.

Since the launch of the Companies’ share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 57,781,352 ordinary shares leaving ordinary shares outstanding in the market of 2,086,515,000. The “Shell” Transport and Trading Company, p.l.c. has repurchased a total of 259,977,026 ordinary shares, leaving ordinary shares outstanding in the market of 9,683,532,700. No New York Shares of The “Shell” Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, August 9, 2002

Press release

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
The “Shell” Transport and Trading Company, p.l.c.

Buyback of Own Shares

Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) announces that on August 15, 2002 it purchased 95,000 ordinary shares at a price of 46.16 euros per share.

The “Shell” Transport and Trading Company, p.l.c. announces that on August 15, 2002 it purchased for cancellation 870,800 ordinary shares at a price of 436.59 pence per share.

Since the launch of the Companies’ share buyback programmes on February 8, 2001 Royal Dutch Petroleum Company has repurchased a total of 57,876,352 ordinary shares leaving ordinary shares outstanding in the market of 2,086,420,000. The “Shell” Transport and Trading Company, p.l.c. has repurchased a total of 260,847,826 ordinary shares, leaving ordinary shares outstanding in the market of 9,682,661,900. No New York Shares of The “Shell” Transport and Trading Company, p.l.c. (one New York Share = six Ordinary shares) have been purchased for cancellation.

The Hague, August 16, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague,	August 2002

Managing Director	General Attorney

(W. van de Vijver)	(R. van der Vlist)